

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2019

Lynda Chervil
Chief Executive Officer
Internet Sciences Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

 Re: Internet Sciences Inc.
 Draft Registration Statement on Form S-1
 Submitted June 6, 2019
 CIK No. 0001720286

Dear Ms. Chervil:

 We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed June 6, 2019

Cover Page of Prospectus, page 3

1. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

2. Pursuant to Item 501(b)(8), please clarify if the offering is self-underwritten. Also clarify if the offering will be conducted on a firm commitment or best-efforts basis, and disclose the terms of the offerings. For example, if it is a best-efforts offering disclose the date the offering will end, any minimum purchase requirements, and any arrangements to place funds in escrow, trust, or similar account, or state if you have not made any of these arrangements and describe the effect on investors. Similarly revise the underwriting

section.

Prospectus Summary, page 5

3.   Please provide support for the disclosure that you will inherit an expansive network infrastructure operating at c10% capacity, and explain what you mean by c10% capacity. Also clarify what clients you will be migrating from legacy technology to the acquisition targets' more efficient technology, and how you can determine the efficiency of technology for a target that has not yet been identified.

Use of Proceeds, page 14

4.   We note your disclosure that the net proceeds of the offering will be up to approximately $30,000,000. In light of the fact that it appears you may not sell all the securities in this offering, and more than one use is listed for the proceeds, please revise to indicate the order of priority of such purposes and discuss the registrant's plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

5.   Additionally, please quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell 25%, 50%, 75% and 100% of securities offered. Similarly revise as necessary your MD&A and liquidity disclosure.

Description of Business, page 19

6.   Please clarify your organizational structure as it relates to Trine Digital Broadcasting Ltd. We also note that Trine Digital Broadcasting Ltd, was incorporated in the United Kingdom on July 3, 2017 as a Variable Interest Entity. Briefly explain what a Variable Interest Entity is, the reason for adopting the structure, and highlight the most material risks.

7.   We note that through planned acquisitions in the United Kingdom you expect to reach a broad base of existing clients across Continental Europe. Please discuss any such planned acquisitions in sufficient detail, including the material events or steps involved, the associated costs and timelines, how you intend to fund such acquisitions, and the inherent risks and uncertainties.

8.   We note that as a complement to your product and service offerings, you intend to offer consulting services in regards to blockchain technology. Please expand your disclosure to specifically describe each type of service that you intend to provide in an effort to assist other companies that are pursuing blockchain applications. Also disclose if you plan to accept payment for such services in the form of digital assets and if so, whether you intend to hold the digital assets for investment or convert them into flat currency after receipt.

Description of Business
Revenue Streams, page 21

9.   We note your statement that "Management anticipates consolidating in its books nearly $40,000,000 revenues if the planned acquisition of existing revenue producing technology companies are completed in the US and UK with expected recurring revenues north of $40,000,000 and an expected 95% blended customer retention rate." Please tell us your basis for these statements or revise your disclosure to remove this statement.

Certain Relationships and Related Transactions and Director Independence, page 27

10.   Please update this section to provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note your disclosure on page 24 about related party loans and shareholder contributions in fiscal years 2017 and 2018. Discuss any promissory notes or loans advanced from related parties in this section, including identifying the related party that made each loan or promissory note and the amounts involved.

Changes In And Disagreements With Accountant On Accounting and Financial Disclosure, page 27

11.   We note your disclosure that on April 14, 2018, you terminated the services of your then independent registered public accounting firm, Salberg & Company and you include the disclosures set forth in Item 304 of Regulation S-K. We also note your disclosure that in accordance with Item 304(a)(3) of Regulation S-K, you provided Salberg with a copy of your disclosures and have requested that they furnish you with a letter addressed to the SEC stating whether they agree with the statements, as required by SEC rules. Please tell us why the Salberg & Company's letter has not been filed as an exhibit to your registration statement under Item 304(a)(3).

Report of Independent Registered Public Accounting Firm, page F-13

12.   Please have your auditors amend their audit report to include their signature and to address the report to the Board of Internet Sciences, Inc., rather than Interest Sciences, Inc. Also, the auditors should revise to use the new audit report format that complies with . Please have them refer to PCAOB Auditing Standard 3101, which is effective for audits of fiscal years ending on or after December 15, 2017. Refer to Rule 2-02 of Regulation S-X and SEC Release 34-81916 for further guidance.

Lynda Chervil
Internet Sciences Inc.
June 26, 2019
Page 4

You may contact Aamira Chaudhry at 202-551-3389 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure